UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Sky-mobi Limited

(Name of the Issuer)

Sky-mobi Limited

Mr. Michael Tao Song

Xplane Ltd.

Mobi Joy Limited

Amber Shining Investment Limited

Power Rich Limited

(Names of Persons Filing Statement)

Shares, par value $0.00005 per share

American Depositary Shares, each representing eight Shares

(Title of Class of Securities)

83084G 109

(CUSIP Number)1

Fischer Xiaodong Chen Sky-mobi Limited 10/F, Building B, United Mansion No. 2 Zijinghua Road, Hangzhou Zhejiang 310013, People’s Republic of China Telephone: +(86) 571-8777-0978

Mr. Michael Tao Song

Xplane Ltd.

Mobi Joy Limited

Amber Shining Investment Limited

Power Rich Limited

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

Zhejiang 310013, People’s Republic of China

Telephone: +(86) 571-8777-0978-8906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Vernon Smith, Esq. Jeffrey J. Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47th Floor, Park Place 1601 Nanjing Road West, Shanghai 200040 People's Republic of China Telephone: +86 21 6109-7000	Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road Beijing 100025 People’s Republic of China Telephone: +86 10 6502 8500

Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong Telephone: +852 2521 4122

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$35,854,055	$3,611

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.275 for 120,944,696 issued and outstanding shares of the issuer (including shares represented by the American depositary shares) subject to the transaction, and (b) the product of 9,423,544 restricted shares of the issuer subject to the transaction multiplied by $0.275 per restricted share plus (c) the product of 185,912 shares issuable under all outstanding options with per share exercise price lower than $0.275 multiplied by $0.015 per share (which is the difference between $0.275 per share merger consideration and the weighted average exercise price of $0.26 per share of such options) ((a) , (b) and (c) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

1	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing eight shares.

TABLE OF CONTENTS

Item 15	Additional Information	3

Item 16	Exhibits	4

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INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Sky-mobi Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the shares, par value US$0.00005 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing eight Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Michael Tao Song, the founder, chairman and chief executive officer of the Company (“Mr. Song”); (c) Xplane Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands; (d) Mobi Joy Limited, a company with limited liability incorporated under the laws of the British Virgin Islands wholly owned by Mr. Song (together with Mr. Song and Xplane Ltd., the “Rollover Shareholders”); (e) Amber Shining Investment Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands (“Parent”); and (f) Power Rich Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).

The Transaction Statement relates to the agreement and plan of merger dated as of August 22, 2016 (the "Merger Agreement"), by and among the Company, Parent and Merger Sub, pursuant to which the Merger Sub was merged with and into the Company with the Company continuing as the surviving company (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the "Merger").

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

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Item 15	Additional Information

The disclosure under Item 15 required by Item 1011(c) of Regulation M-A is as follows:

On November 16, 2016, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Beijing time) at 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the "Cayman Registrar") in connection with the Merger (the "Plan of Merger") and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including the Merger, and authorized the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On November 16, 2016, the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of November 16, 2016, pursuant to which the Merger became effective on November 16, 2016. As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.275 (“Per Share Merger Consideration”) and each issued and outstanding ADS was cancelled in exchange for the right to receive US$2.2 (less a US$0.05 per ADS cancellation fee), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Shares held by the Rollover Shareholders, the Company or any of its subsidiaries (including such Shares represented by ADSs) immediately prior to the Effective Time, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (b) the Shares owned by holders of such Shares who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Islands Companies Law"), which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law.

At the Effective Time, each option to purchase Shares granted under the Company's 2016 Share Incentive Plan and 2010 Share Incentive Plan (together, the “Company Incentive Plans”) (each a “Company Stock Option”), that was vested and outstanding immediately prior to the Effective Time, was cancelled in exchange for the right of the holder of such vested Company Stock Option to receive cash, without interest, in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option and (y) the number of Shares subject to such Company Stock Option (the “Vested Company Option Consideration”), provided that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Per Share Merger Consideration, such Company Stock Option will be cancelled without any cash payment being made in respect thereof.

At the Effective Time, each Company Stock Option that was unvested and outstanding immediately prior to the Effective Time was cancelled in exchange for the right of the holder of such unvested Company Stock Option to receive deferred cash payments, without interest, in an amount equal to the Vested Company Option Consideration, which cash amount will be payable by the Surviving Corporation subject to and in accordance with the vesting schedule and other terms and conditions applicable to such unvested Company Stock Option as in effect immediately prior to the Effective Time, with any such payments to be made within 20 days of the applicable vesting date.

At the Effective Time, each restricted share of the Company granted under the Company Incentive Plans (each a “Company Restricted Share”), except for certain unvested Company Restricted Shares that were accelerated in accordance with the terms of the Merger Agreement (the “Cashed Out Restricted Shares”) and Company Restricted Shares owned by the Rollover Shareholders, was cancelled in exchange for the right of the holder of such Company Restricted Share to receive deferred cash payments, without interest, in an amount equal to the Per Share Merger Consideration, which cash amount will be payable by the Surviving Corporation subject to and in accordance with the vesting schedule and other terms and conditions applicable to such Company Restricted Share as in effect immediately prior to the Effective Time, with any such payments to be made within 20 days of the applicable vesting date. At the Effective Time, each Cashed Out Restricted Share was cancelled in exchange for the right to receive the Per Share Merger Consideration.

As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to terminate its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

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Item 16	Exhibits

(a)-(1)**	Proxy Statement of the Company dated October 11, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated August 22, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 23, 2016.

(a)-(7)	Press Release issued by the Company, dated October 12, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 12, 2016.

(a)-(8)	Press Release issued by the Company, dated November 16, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 16, 2016.

(a)-(9)	Press Release issued by the Company, dated November 16, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 16, 2016.

(b)-(1)	Commitment Letter by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub dated August 22, 2016, incorporated herein by reference to Exhibit 6 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on August 24, 2016.

(b)-(2)	Limited Guarantee by Rollover Shareholders in favor of Sky-mobi Limited, dated as of August 22, 2016, incorporated herein by reference to Exhibit 4 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on August 24, 2016.

(b)-(3)	Support Agreement by and among Parent and Rollover Shareholders, dated as of August 22, 2016, incorporated herein by reference to Exhibit 5 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on August 24, 2016.

(c)-(1)	Opinion of Roth Capital Partners, LLC, dated August 21, 2016, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Roth Capital Partners, LLC for discussion with the special committee of the board of directors of the Company, dated August 21, 2016.

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(d)-(1)	Agreement and Plan of Merger, dated as of August 22, 2016, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on September 6, 2016.

**	Previously filed on October 11, 2016.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2016

Sky-mobi Limited

By	/s/ Wei Zhou
Name:	Wei Zhou
Title:	Director, Chairman of the Special Committee

Michael Tao Song

/s/ Michael Tao Song
Michael Tao Song

Xplane Ltd.

By	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Director

Mobi Joy Limited

By	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Director

Amber Shining Investment Limited

By	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Director

Power Rich Limited

By	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Director

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EXHIBIT INDEX

(a)-(1)**	Proxy Statement of the Company dated October 11, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated August 22, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 23, 2016.

(a)-(7)	Press Release issued by the Company, dated October 12, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 12, 2016.

(a)-(8)	Press Release issued by the Company, dated November 16, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 16, 2016.

(a)-(9)	Press Release issued by the Company, dated November 16, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 16, 2016.

(b)-(1)	Commitment Letter by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub dated August 22, 2016, incorporated herein by reference to Exhibit 6 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on August 24, 2016.

(b)-(2)	Limited Guarantee by Rollover Shareholders in favor of Sky-mobi Limited, dated as of August 22, 2016, incorporated herein by reference to Exhibit 4 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on August 24, 2016.

(b)-(3)	Support Agreement by and among Parent and Rollover Shareholders, dated as of August 22, 2016, incorporated herein by reference to Exhibit 5 to Schedule 13D, as amended, filed with the SEC by the Rollover Shareholders on August 24, 2016.

(c)-(1)	Opinion of Roth Capital Partners, LLC, dated August 21, 2016, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Roth Capital Partners, LLC for discussion with the special committee of the board of directors of the Company, dated August 21, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of August 22, 2016, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on September 6, 2016.
**	Previously filed on October 11, 2016.

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